FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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[_]	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Respones)	Estimated average burden hours per esponse. 0.5
1. Name and Address of Reporting Person* Tobin, Thomas J.	2. Issuer Name and Ticker or Trading Symbol Bridge Bancorp Inc. BDGE		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [_] 10% Owner [X] Officer (give title below) [_] Other (specify below) President and CEO
(Last) (First) (Middle) 36 Island Creek Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####	4. Statement for Month/Day/Year 01/15/03
(Street) Southampton, NY 11968		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common (Restricted*#@^)	01/15/03		A		1,440	A	$23.20	2,880	D
Common								21,877	D
Common								18,655	I	Wife
Common								441	I	Son

* On January 24, 2000, 1440 Shares were awarded under the Equity Incentive Plan, of which, 480 vested on January 15, 2001 and 480 vesting on each anniversary thereafter conditioned on continued service at the time of vesting. Of the 480 shares vested on January 15, 2001, 240 shares are included in the directly owned common stock above, and an additional 240 shares are included in the beneficially owned common stock above. Of the 480 shares vested on January 15, 2002, 240 shares are included in the directly owned common stock above, and an additional 240 shares are included in the beneficially owned common stock above. Of the 480 shares vested on January 15, 2003, 240 shares are included in the directly owned common stock above, and an additional 240 shares are included in the beneficially owned common stock above.

# On January 17, 2001, 1440 Shares were awarded under the Equity Incentive Plan, vesting 480 on January 17, 2002 and 180 on each anniversary thereafter conditioned on continued service at the time of vesting. Of the 480 shares vested on January 17, 2002, 240 shares are included in the directly owned common stock above, and an additional 240 shares are included in the beneficially owned common stock above. Of the 480 shares vested on January 17, 2003, 240 shares are included in the directly owned common stock above, and an additional 240 shares are included in the beneficially owned common stock above.

@ On January 16, 2002, 1440 Shares were awarded under the Equity Incentive Plan, vesting 180 on January 16, 2003 and 480 on each anniversary thereafter conditioned on continued service at the time of vesting. Of the 480 shares vested on January 16, 2003, 240 shares are included in the directly owned common stock above, and an additional 240 shares are included in the beneficially owned common stock above.

^ On January 15, 2003, 1440 Shares were awarded under the Equity Incentive Plan, vesting 180 on January 15, 2004 and 480 on each anniversary thereafter conditioned on continued service at the time of vesting.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently vaild OMB control Number.	(Over) SEC 1474 (9-02)

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Options		01/15/03	A		4,000		01/15/03	01/15/13	Common	4,000	$23.20	46,500	D
Explanation of Responses:
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/